EXHIBIT 99.1

Disclosure of Transactions in Own Shares

Paris, May 31, 2018 – In accordance with the authorization given by the combined ordinary and extraordinary shareholders’ general meeting on May 26, 2017 to trade on its shares and pursuant to applicable law on share repurchase, TOTAL S.A. (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from May 24, 2018 to May 30, 2018:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)

24.05.2018	19,985	52.2738	1,044,692	BATE
24.05.2018	52,329	52.1728	2,730,150	CHIX
24.05.2018	19,993	52.2910	1,045,454	TRQX
24.05.2018	153,497	52.1798	8,009,443	XPAR
25.05.2018	18,745	51.5879	967,015	BATE
25.05.2018	50,599	51.4434	2,602,985	CHIX
25.05.2018	22,783	51.5417	1,174,275	TRQX
25.05.2018	152,382	51.4412	7,838,713	XPAR
28.05.2018	9,468	50.9699	482,583	BATE
28.05.2018	26,759	50.8570	1,360,882	CHIX
28.05.2018	9,455	50.9783	482,000	TRQX
28.05.2018	88,652	50.8901	4,511,509	XPAR
29.05.2018	12,360	50.4211	623,205	BATE
29.05.2018	27,510	50.2999	1,383,750	CHIX
29.05.2018	14,718	50.3762	741,437	TRQX
29.05.2018	132,439	50.2858	6,659,801	XPAR
30.05.218	8,987	51.6085	463,806	BATE
30.05.218	19,950	51.6176	1,029,771	CHIX
30.05.218	8,228	51.6060	424,614	TRQX
30.05.218	75,332	51.6157	3,888,314	XPAR

Total	924,171	51.3589	47,464,399

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the Total website: https://www.total.com/en/investors/shares-and-dividends/Total-shares/Company-share-transactions

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

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